1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: H.S. Sangra Our File No.: 6963 055 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com

August 29, 2014

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Linda Cvrkel, Branch Chief

Dear Sirs/Mesdames:

Re:	MFC Industrial Ltd. (the "Company")
Form 20-F for the year ended December 31, 2013 (the "2013 20-F")
Filed March 31, 2014
File No. 001-04192

We act as counsel for the Company and write in connection with the letter dated August 7, 2014 (the "Comment Letter") from the Securities and Exchange Commission (the "Commission") commenting on the 2013 20-F. On behalf of the Company, we provide the following response to your comments.

For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company's response thereto.

Form 20-F

Letter to Shareholders, page I

1.	Reference is made to the non-GAAP measure, EBITDA. We note discussion of the non-GAAP measure in your letter to shareholders precedes discussion of net income, the most directly comparable GAAP measure. Please be advised that the most directly comparable GAAP measure should be presented with equal or greater prominence to the non-GAAP measure. In this regard, please revise your presentation and discussion of EBITDA to follow net income.

The Company advises that in future filings the presentation of EBITDA will be revised accordingly, including presenting net income with equal or greater prominence.

August 29, 2014

EBITDA Breakdown, page VI

2.	We note from your reconciliation on page VI that impairment is included in the reconciling items of Net Income to EBITDA. Please note that by definition, EBITDA represents earnings before interest, taxes, depreciation, and amortization. Measures that are calculated differently should not be characterized as "EBITDA." Please revise your presentation accordingly.

The Company advises that in future filings the reference to "EBITDA" shall represent earnings before interest, taxes, depreciation and amortization and shall not include impairment or other measures.

Information on the Company, page 16

B. Business Overview, page 18

Business Segments, page 18

Commodities and Resources, page 18

3.	We note that for some transactions, you exchange commodities you purchased for another commodity that you will subsequently sell. To the extent material, please revise the notes to your financial statements to disclose your accounting for such transactions including any gains or losses recognized and where you classify such gains or losses in your statement of operations.

For each of the years ended December 31, 2013, 2012 and 2011, the Company did not engage in any transactions involving the exchange of commodities purchased for commodities to be sold. In the future, if any such transactions occur, the Company will disclose the accounting for such transactions, including any gains or losses recognized and where such gains or losses are classified within the statement of operations. The Company advises that in future filings the disclosure referenced in the Commission's comment will be removed if no such transactions occur in the relevant period.

Plants, Property and Equipment, page 25
Gas Reserves, page 26

4.	Please expand the tabular disclosure of your reserves as of December 31, 2013 to provide the amounts of your probable developed and probable undeveloped reserves to comply with Item 1202(a)(1) and Instruction 2 to paragraph (a)(2) of Item 1202 of Regulation S-K.

The Company proposes that in future filings the applicable tabular disclosure under Item 1202(a)(1) will disclose the amounts of probable developed and probable undeveloped reserves.

The Company advises that the Third Party Report (the "Reserves Report") on Reserves by GLJ Petroleum Consultants Ltd. ("GLJ"), included as Exhibit 15.4 to the 2013 20-F, reported and disclosed developed and undeveloped probable reserves separately.

5.	Please revise the tabular disclosure of your reserves as of December 31, 2013 to exclude an aggregated total of the proved plus probable reserves. For additional guidance, refer to the answer to Question 105.01 in the Compliance and Disclosure Interpretations (C&DIs) available on our website at: http//www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm.

August 29, 2014

The Company proposes that in future filings the tabular disclosure of reserves will not aggregate proved and probable reserves as per the above referenced Compliance and Disclosure Interpretation.

6.	Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and if applicable provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that remain undeveloped for five years or more after initial disclosure. Please refer to the disclosure requirements under Item 1203(d) of Regulation S-K.

The Company's initial disclosure of proved undeveloped oil and gas reserves was in its Annual Report on Form 20-F for the year ended December 31, 2012, as it completed its acquisition of MFC Energy Corporation ("MFC Energy") (formerly, Compton Petroleum Corporation) in September 2012. Accordingly, the initial five-year period referenced in Item 1203(d) of Regulation S-K has not been completed and we respectfully submit that no disclosure is currently required under such item.

As disclosed in the 2013 20-F, the Company has not itself carried out any drilling in connection with its undeveloped reserves since acquisition in September 2012.

However, as further disclosed in the 2013 20-F, the Company has entered into a farm-out agreement with a third-party operator providing for such operator to drill at least 12 new wells and expend a minimum of C$50 million on drilling portions of the Company's undeveloped lands. As at June 30, 2014, such third party operator had drilled two such wells and is in the process of further drilling on the Company's undeveloped reserves. The Company is currently actively seeking additional similar arrangements for the development of its undeveloped reserves.

Additionally, the Company owns varying working interests in many of its undeveloped lands. The Company's working interest partners also have rights to and may elect to conduct drilling on such undeveloped lands in which the Company can either elect to participate in such drilling for its pro rata share or accept a dilution of its working interest. Further, the Company may in the future determine to carry out development drilling on its lands with undeveloped reserves in the future.

As a result of the foregoing, at this time, the Company is currently unable to quantify or predict what portions of its undeveloped lands will not be developed prior to April 1, 2018, being the expiry of the five year period referenced in Item 1203(d) of Regulation S-K.

Production, Prices and Costs, page 27

7.	Please revise or otherwise expand the tabular disclosure of your sales volumes to disclose your production in terms of the total annual quantities, by final product sold, for each of the periods presented. Refer to the presentation requirements in Item 1204(a) of Regulation S-K.

The total annual quantities of natural gas, natural gas liquids and oil for the year ended December 31, 2013 are disclosed on page 27 of the 2013 20-F immediately above the tabular disclosure of average daily volumes. Annual production quantities for the period between September 7, 2012, the date which the Company commenced consolidation of its oil and gas assets, and December 31, 2012 were not included in the 2013 20-F because such period did not constitute a full fiscal year and would not provide any meaningful comparative disclosure to readers.

August 29, 2014

The Company advises that future filings will include annual quantities for each of the periods presented under Item 1204(a) of Regulation S-K.

8.	The footnote to the tabular disclosure of your production and average sales prices refers to the inclusion of sulphur. Please clarify for us how sulphur relates to the figures presented for the production and average sales price of your NGLs. Also tell us the extent to which you incorporate revenues associated with the sale of sulphur in the determination of the economic producibility of your reserve quantities.

Sulphur revenues and production amounts are included in the tabular disclosure regarding natural gas liquids on the basis of one tonne sulphur being equivalent to one barrel of natural gas liquids.

Sulphur volumes were recognized by GLJ in the Reserves Report. However, sulphur revenues are not included nor considered in the determination of economic producibility of the Company's reserve quantities as they do not have a material impact on the determination of producibility.

For the year ended December 31, 2013, the Company's total sulphur production was approximately 55,000 tonnes (55,000 boe), representing only approximately 1.6% of the Company's total production of 3,450,000 boe.

9.	The footnote to the tabular disclosure of your average sales prices refers to the inclusion of third party processing fees. Please provide us with the average sales prices excluding the effect of these fees. Also tell us the circumstances and extent to which you incorporate revenues associated with third party processing fees in the determination of the economic producibility of your reserve quantities.

The average price for the Company's natural gas, natural gas liquids and crude oil for the years ended December 31, 2013 and 2012, not including third party processing fees, was C$29.49 and C$25.23 per barrel of oil equivalent, respectively.

Third party processing fees were incorporated as revenues by GLJ in the Reserves Report in determining economic producibility of the Company's reserves. Such fees are included as an approximation and are declined on the same basis as the life of the reserve.

Present Activities and Productive Wells, page 28

10.	Please expand your disclosure to present the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

The Company proposes in future filings to expand the disclosure to provide expiry dates for any material amounts of undeveloped acreage.

11.	We note your reference to iron ore reserves on pages 32 and 112 of your filing. Please disclose your iron ore reserves and the material assumptions associated with the calculation of these reserves. See the Instructions to Item 4.D of Form 20-F.

August 29, 2014

The references to "reserves" at pages 32 and 112 of the 2013 20-F were made to describe an assumption made by management in assessing whether to recognize an impairment charge in relation to its royalty interest in a mine. The mine is operated and owned by an "arm's-length" third party and the Company is not engaged in any exploration, development or mining operations in connection therewith. Accordingly, the Company submits that Item 4.D of Form 20-F is not applicable to such royalty interest because the Company's royalty interest does not constitute an "extractive enterprise" that would trigger disclosure requirements under Item 4.D of Form 20-F.

The Company's royalty interest was established pursuant to a mining sub-lease with the operator in 1955. Pursuant to such sub-lease, the Company does not have any access to the information, including reporting activities at the mine, operations, drilling results, reserve reports or other information, which would be necessary to complete a reserve estimate or provide the requested disclosure. Specifically, the Company has no current legal rights to enter the property, conduct testing or be provided with reserves reports, assay results or other data.

Pursuant to the terms of its royalty interest, the Company only receives the shipping and pricing related data for the purpose of calculation of the amount of royalty payments. As a result, the Company has disclosed specific risk factors at pages 1 and 8 of the 2013 20-F, stating that it has limited access to technical or geological data relating to the mine, including as to reserves, and that the Company can provide no assurances as to the level of reserves at the mine.

12.	We note your disclosure of mineral resources for the Pea Ridge Mine. Our understanding of section 2.2 of National Instrument 43-101 is that mineral resource categories should be disclosed separately. Please modify future filings accordingly.

The Company advises that disclosure of mineral resources in its future filings will include separate resource categories.

13.	Please tell us the assumptions associated with your mineral resource cut-off grade that were used to determine the reasonable prospect of economic extraction. In future filings disclose the cut-off grade and these assumptions.

The mineral resource estimates referenced in the 2013 20-F were based on a technical report dated August 13, 2012 prepared by Behre Dolbear & Company (USA), Inc. and titled "Technical Report on the PRR Mining (Pea Ridge) Property, Washington County, Missouri USA". In completing the report, the authors thereof determined reasonable prospects of economic extraction and the reasonableness of the cut-off grades of 40%, 45% and 50% based on their review of historical production data for the mine, which was actively in production between 1964 and 2001.

The Company advises that in future filings it will include the cut-off grade and assumptions respecting the mineral resource estimate for the project.

August 29, 2014

Operating and Financial Review and Prospects, page 29

Liquidity and Capital Resources, page 35

14.	We note from page XII in the letter to shareholders that you expect to incur substantial additional expenditures in order to determine the feasibility of the project at Pea Ridge. In this regard, please revise MD&A to quantify such expenditures, if possible, and disclose material capital expenditures expected for your upcoming year.

The above referenced disclosure was included to disclose to readers that there will need to be significant investments to determine feasibility of the project or achieve operations over the long-term. Given the early stage of the project, the Company does not currently have a specific estimate for the total cost to determine feasibility or to re-open the mine.

The Company advises that proposed expenditures for the fiscal year ended December 31, 2014 are not material. We note that for the six months ended June 30, 2014, the Company only incurred approximately $0.2 million in expenditures in relation to the project (as set forth in the Company's Form 6-K dated August 14, 2014).

Financial Statements, page 68

Notes to Consolidated Financial Statements, page 77

Note 3. Acquisitions of Consolidated Entities, page 98

15.	Your disclosure on page 100 indicates that the purchase price is subject to adjustment and the fair value of certain real property is provisional. Given that your acquisitions of ACCR and Possehl occurred in November 2012, please tell us how you plan to account for any adjustments upon finalization of the purchase price in light of the one year measurement period that has lapsed. Your response should address how your treatment will comply with paragraph 50 of IFRS 3.

The Company advises that the purchase price has been finalized and there has been no adjustment to the purchase price in connection with the acquisitions of MFC Resources Inc. (formerly ACC Resources Inc.) and Possehl Mexico S.A. de C.V.

Note 16. Interests in Resource Properties, page 111

16.	We note from page 112 the operator of the Wabush iron ore mine announced in February 2014 that it will idle the mine at the end of the first quarter of 2014. We also note from disclosures provided elsewhere in the filing that you receive minimum royalty payments from the operator not less than C$3.25 million per annum and are required to make payments of C$0.22 per ton of iron shipped to the lessor of the mine. To the extent material, please revise to disclose the minimum payments, if any, you are required to pay to the lessor per annum within your commitments and contingencies footnote beginning on page 128.

The Company advises that the payments to the lessor of the mine are based on the actual tonnage of iron shipped and there is no minimum payment from the Company to the lessor of the mine. Accordingly, no payment is required if the mine is idled and there are no shipments of iron from the mine.

August 29, 2014

Note 19. Deferred Income Tax Assets and Liabilities, page 117

17.	We note from page 118 that in November 2012 you received an assessment from the Canadian Revenue Agency that may require you to make a material payment for which you have not recorded a liability. Please revise to disclose the amount of the assessment and the progress of the deliberations with the CRA given that over a year has passed since the original assessment.

The Company respectfully submits that its disclosure of deferred income tax assets and liabilities in the audited consolidated financial statements for the year ended December 31, 2013 (the "2013 Financial Statements") in the 2013 20-F was in compliance with International Financial Reporting Standards ("IFRS") requirements, namely International Accounting Standards ("IAS") 12, Income Taxes and 37, Provisions, Contingent Liabilities and Contingent Assets. These provisions include:

  IAS 12.88 requires that an entity discloses any tax-related contingent liabilities and contingent assets in accordance with IAS 37. Contingent liabilities and contingent assets may arise, for example, from unresolved disputes with the taxation authorities.

  IAS 37.27 states that an entity shall not recognize a contingent liability.

  IAS 37.28 provides that a contingent liability is disclosed, as required by paragraph 86, unless the possibility of an outflow of resources embodying economic benefits is remote.

In determining whether disclosure was required under IFRS, the Company, among other things, reviewed the assessment, the material facts related thereto and the subject transaction and consulted its advisors. Based on such review, the Company's management determined that the probability of the Canada Revenue Agency assessment being successful in court was remote. Accordingly, pursuant to IAS 37.28, the Company respectfully submits that further disclosure of the contingent liability amount in connection with this assessment is not required.

Note 25. Decommissioning Obligations, page 122

18.	Please tell us the nature of the events that gave rise to the significant change in estimates during 2013 of $24,499.

The change in estimates during the year ended December 31, 2013 referenced in Note 25 of the 2013 Financial Statements is comprised of:

a)	$22.9 million resulting from changes in risk-free discount rates during the current year (average discount rates of 2.61% in 2013 versus 1.57% in 2012); and

b)	$1.6 million resulting from changes in estimates of abandonment costs for the Company's hydrocarbon properties.

August 29, 2014

Note 33. Commitments and Contingencies, page 128

19.	Please clarify for us what is meant by your statement on page 129 that of the maximum guarantees of $51,393, “$43,354 has been used and outstanding and has not been recorded as liabilities in the consolidated statements of financial position.”

The $43.3 million amount referenced in Note 33 of the 2013 Financial Statements represents: (i) guarantees on discounted promissory notes (i.e., sold to a financial institution) issued in the ordinary course of business; and (ii) guarantees on orders to certain raw material suppliers and financing partners in the ordinary course of business. Such amounts were not recognized as liabilities of the Company as at December 31, 2013. The Company proposes to clarify the above disclosure in its future filings.

Note 41. Recast of Consolidated Statements during the Measurement Period and Correction of an Error, page 141

20.	We note from your footnote that during the measurement period the fair values of the assets and liabilities of MFC Energy were finalized, and also revised as a result of an error correction. In this regard, please tell us the nature, facts and circumstances surrounding the error as it is not apparent from your current disclosures. As part of your response to us, please describe your accounting treatment prior to the error correction and the accounting guidance you relied upon to correct the error. Please revise your footnote to include the disclosure required by paragraph 49(a) of IAS 8.

In connection with the acquisition of MFC Energy, the Company measured the identifiable assets acquired and the liabilities assumed at the acquisition-date fair values, which included the deferred tax assets comprising the carry-forward of unused tax losses, unused tax credits and all deductible temporary differences to the extent that it was probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences could be utilized.

In December 2013, the Company discovered that certain resource properties underlying a tax pool with a tax effect of $6.5 million had been sold prior to the acquisition of MFC Energy by the Company in September 2012 but the 2011 and 2012 tax returns of MFC Energy had not been updated to reflect such dispositions. As such, the deferred tax asset of MFC Energy was reduced by $6.5 million. Accordingly, the bargain purchase and net income for the year ended December 31, 2012 were reduced by $6.5 million, or $0.10 per share on basic and diluted basis. The deferred income tax assets and retained earnings were reduced by $6.5 million as of December 31, 2012.

The Company proposes to expand the disclosure regarding the error correction in future filings commencing with its report for the quarter ended September 30, 2014. Please find enclosed herewith (hard copy only) a copy of such proposed amendments redlined against the original disclosure, which sets forth the additional proposed disclosure.

21.	We note from the bottom of page 141 you disclose pursuant to IFRS 3, comparative information for prior periods presented in the financial statements has been revised to account for the adjustments, including the correction of an error, retrospectively. We further note you have marked 2012 financial statements and related footnotes in the filing as “recast” as a result of such adjustments. In this regard, we do not believe it is appropriate to characterize the adjustments as “recast” when they include correction of an error to the 2012 financial statements. Please amend your filing to label 2012 financial statements and related disclosures, where appropriate, as restated rather than recast.

August 29, 2014

The Company proposes in future filings to amend the financial statements for the year ended December 31, 2012 to be reflected as "restated" instead of "recast".

22.	Reference is made to the reconciliations on page 142 and 143. We consider your footnotes to the reconciliation at the bottom of each page describing the reason for the measurement period adjustment to be overly general. In this regard, please clarify for us in greater detail the nature, facts and circumstances surrounding each measurement period adjustment included in the reconciliations on page 142 and 143. For each measurement period adjustment, please explain to us the reason why the initial amount was recognized provisionally in the financial statements, where applicable, and the new information obtained regarding facts and circumstances that existed as of the acquisition date and if known, would have affected the measurement of the amounts recognized or resulted in recognition of additional assets or liabilities. We may have further comment upon receipt of your response. Assuming a satisfactory response, your footnote should be revised to include all relevant disclosures outlined in B67 of IFRS 3.

The measurement period adjustments were made pursuant to IFRS 3.45. The Company acquired MFC Energy on September 6, 2012 and, therefore, the measurement period (the "Measurement Period") under IFRS 3.45 ended on September 6, 2013. The financial statements for the year ended December 31, 2012 reflected provisional amounts and adjustments were made after new information was obtained regarding the acquired business during the Measurement Period. The adjustments related to three main areas, being:

1.	land values;

2.	gas cost allowance accrual; and

3.	the term financing relating to the Company's Mazeppa processing facility ("MPP Term Financing").

Land Values

At the date of the acquisition of MFC Energy, its land base included land with leases that had expired or that were expected to expire in 2013. Upon acquisition, these lands were included in the amounts recognized as at the date of acquisition. However, during the Measurement Period, the Company's expiring land base was reviewed by the Company's management and it was determined that such lands would not be renewed based on the Company's plan at the time of acquisition not to conduct drilling on such lands. As a result, the provisional amounts recognized at September 6, 2012 were adjusted for "hydrocarbon unproved lands" and "assets held for sale".

In addition, at the date of the acquisition of MFC Energy, its land holdings included certain lands in Montana, United States that had leases which were expected to expire in 2017. At the time of the acquisition, the values attributed to such lands were based on values utilized, without more in-depth study, by MFC Energy's prior management using industry standard methodology and based on proximate land sales. Such values were viewed as reasonable by the Company's management and utilized as a provisional amount.

August 29, 2014

During the course of the Measurement Period, the Company's management discovered that drilling in the region prior to the date of the acquisition did not support the expected land values and that there were insufficient land transactions in the area to establish values for MFC Energy's lands in Montana. The Company's management conducted a review of information and regional drilling results available as of the date of acquisition and values from sales of proximate lands. After such review and consideration of the Company's plan not to drill such lands in the short-term, it was determined that the provisional amount be adjusted and a lower value per acre applied.

Accrual of Gas Cost Allowance

At the date of acquisition, the Company based values for gas cost allowance accruals on those utilized by MFC Energy's prior management based on the assumption that the calculations by prior management were reasonable. Such amounts were not adjusted for the year ended December 31, 2012 as the information at the time did not indicate that a material adjustment for gas cost allowance was likely.

During the Measurement Period, the Company's management reviewed the gas cost allowance accruals and determined that the accrual was insufficient and its preliminary analysis indicated that the accrual should be adjusted. When the gas cost allowance was received in the third quarter of 2013, it was approximately C$2.6 million. Based on the foregoing, the Company's management determined to adjust the gas cost allowance accrual during the Measurement Period in 2012 to C$2.6 million.

MPP Term Financing

At the date of the acquisition of MFC Energy, the Company's management utilized expected cash payments and discount rate carried forward from MFC Energy's prior management in connection with the MPP Term Financing. During the Measurement Period, the Company's management conducted an analysis of the MPP Term Financing, including the assumptions of prior management regarding expected cash payments and the discount rate utilized and determined to adjust the expected cash flows in light of their analysis and reduce the discount rate utilized after comparing the MPP Term Financing to other financing sources of the Company. As a result the value of the early purchase option under the MPP Term Financing was amended.

The Company proposes to expand the disclosure of Note 41 of the 2013 Financial Statements in future filings commencing with its report for the quarter ended September 30, 2014 to provide additional disclosure under B67 of IFRS 3. Please find enclosed herewith (hard copy only) a copy of such proposed amendments redlined against the original disclosure, which sets forth the additional proposed disclosure.

Exhibits, page 144

23.	We note the discussion of credit facilities and other indebtedness on pages 37 and 118-20, but do not see any such agreements listed in the exhibit index. Please confirm to us that you will file all material credit agreements as exhibits to your next Exchange Act report, or that you have already filed all material credit agreements as exhibits to Exchange Act reports. In addition please confirm to us that you will file or incorporate by reference all material credit agreements as exhibits to your next Form 20-F.

The Company confirms that any material credit agreements will be filed with the Company's next Annual Report on Form 20-F.

August 29, 2014

Form 6-K filed May 15, 2014

Financial Statements, page 31

Selected Explanatory Notes to Condensed Consolidated Financial Statements, page 38

Note 13. Subsequent Events, page 44

24.	Please tell us how you have accounted for the remaining 40% interest in Possehl. Please tell us the amount recognized for the remaining interest and how the amount was valued or determined.

In April 2014, the Company entered into a share purchase agreement with the minority interest holder in Possehl whereby the Company acquired his 40% interest in Possehl. This transaction was disclosed in the Company's unaudited financial statements for the six months ended June 30, 2014, which were included in the Company's Form 6-K dated August 14, 2014. Upon execution of this agreement, the previously disclosed puttable interest relating to such minority interest was terminated. The purchase price under the transaction consisted of: (a) 509,820 common shares of the Company issuable upon certain triggering events; and (b) 50,000 common shares in each of the years from 2014 to 2025 if Possehl achieves certain annual net income milestones in such year (the "Contingent Shares"). The fair value of the common shares issuable under the transaction were measured at $2.5 million in the aggregate as of the date of the underlying agreement. A generally accepted financial valuation model was utilized, which took into consideration the illiquidity and restrictions attached to the common shares, the expected timing of events triggering share issuances, the probability of issuing the Contingent Shares and discount rates. As a result of the foregoing, the carrying amount of the puttable interest financial liabilities of $4.1 million and the non-controlling interest of $1.3 million were derecognized and a credit of $2.9 million was recognized in retained earnings directly. As a result of this transaction, the Company holds a 100% equity interest in Possehl.

As per the Commission's request set forth in the Comment Letter, we enclose a letter from the Company to the Commission acknowledging that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 29, 2014

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Rod Talaifar of our office at (604) 692-3023.

Yours truly,

SANGRA MOLLER LLP

Per:	/s/ H.S. Sangra
H.S. Sangra

Per:	/s/ Rod Talaifar
Rod Talaifar

Per:	/s/ Eileen Uy
Eileen Uy
California State Bar No. 245585

cc.	MFC Industrial Ltd. Attention: Samuel Morrow